UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millburn Ridgefield Corporation and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West 46th Street 31st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilon Wu 212-332-7338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Buckbinder _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Millburn Ridgefield Corporation and Subsidiary _____, as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
President & Chief Operating Officer
Title

_____
Notary Public

FRANK CARUSO
Notary Public, State of New York
Reg. No. 01CA6073232
Qualified in New York County
Commission Expires April 15, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Millburn Ridgefield Corporation & Subsidiary

REPORT ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Millburn Ridgefield Corporation and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Millburn Ridgefield Corporation and Subsidiary (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since January 2020.

CohnReznick LLP

New York, New York
March 26, 2020

MILLBURN RIDGEFIELD CORPORATION & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Equity in broker trading account:

Cash	$	547,098
Cash denominated in foreign currencies (cost - $245,602)		241,842
Investments in United States government securities (amortized cost - $2,396,354)		2,408,053
Total equity in broker trading account		3,196,993
Cash and cash equivalents		6,018,213
Management, incentive and fees receivable		7,629,833
Investments in sponsored funds		18,615,447
Investments in other funds		1,729,888
Investments in United States government securities (amortized cost - $1,102,336)		1,102,244
Redemptions receivable from sponsored and other funds		13,588,043
Operating lease - right of use assets		14,540,419
Other assets		85,464
Other receivables		7,259
Deferred tax asset		27,804
Receivable from stockholders and affiliate		1,304
Furniture and equipment net of accumulated depreciation		2,102,030
Total assets	$	68,644,941

LIABILITIES

Accounts payable and accrued expenses	$	9,657,780
Operating lease - right of use liabilities		15,532,894
Net unrealized loss on open forward currency contracts		23,213
Due to affiliated company		814,063
Total liabilities		26,027,950

STOCKHOLDERS' EQUITY

Common stock - $.005 par value, 300,000 shares authorized, 210,849 shares issued and outstanding		1,054
Additional paid-in capital		17,219,030
Retained earnings		25,396,907
Total stockholders' equity		42,616,991
Total liabilities and stockholders' equity	$	68,644,941

DECEMBER 31, 2019

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General

Millburn Ridgefield Corporation (the Corporation) was incorporated in the State of Delaware on May 19, 1982. The Corporation earns commissions and fees as a Commodity Trading Advisor and Commodity Pool Operator and is registered with, and subject to, the regulations of the Commodity Futures Trading Commission (CFTC), an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry. It is also subject to the rules of the National Futures Association (NFA), an industry self-regulatory organization. In addition, the Corporation is registered with the United States Securities and Exchange Commission as an Investment Adviser and a Broker-Dealer. The Corporation does not hold customer funds or safe keep customer securities and is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

In 2019, the Corporation purchased Mantle Capital Advisors LLC (Mantle), formerly known as Hypatia Capital Advisors LLC, for a nominal amount. Mantle became a broker-dealer on July 7, 2009 and is registered with the SEC and is a member of the Securities Investor Protection Corporation (SIPC) and the Financial Industry Regulatory Authority, Inc. (FINRA). On December 26, 2019, FINRA approved of the merger of the Corporation and Mantle, with the Corporation as the surviving entity broker-dealer.

The Corporation's financial statements are presented on a consolidated basis with Millburn Core Markets Fund LP (Core Markets). Core Markets is a limited partnership organized in December 2014 under the Delaware Revised Uniform Limited Partnership Act and commenced operations on January 5, 2015. All intercompany balances and transactions have been eliminated in consolidation. Core Markets engaged in the speculative trading of futures and forward currency contracts. The Corporation is the General Partner, sponsor and sole investor in Core Markets. During December 2019, the Corporation decided to discontinue the operations of Core Markets, liquidate all assets, pay all liabilities and distribute the remaining funds to the Corporation. Core Markets ceased trading on December 31, 2019 and $3,988,113 from the liquidation was paid to the Corporation on January 21, 2020.

The Corporation's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provisions of the *Consolidation* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC). The provisions of the *Consolidation* Topic of the Codification require consolidation of entities in different circumstances based on the nature of operating characteristics of the entity. Core Markets is being consolidated with the Corporation due to being wholly owned by the Corporation.

The Codification is the single source of U.S. GAAP. The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates, and those differences may be material to the consolidated statement of financial condition.

B.   Cash and Cash Equivalents

Cash and cash equivalents includes cash and investments, through accounts at First Republic Securities Company, LLC (First Republic), of $6,051,642 in Dreyfus Treasury Prime Cash Management, a short-term U.S. government securities money market mutual fund.

DECEMBER 31, 2019

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C.   Forward Currency Contracts

The Corporation traded forward currency contracts indirectly for speculative purposes through its investment in Core Markets. The Corporation presents the net unrealized gains and unrealized (losses) with its interbank market maker as net unrealized gain in the consolidated statement of financial condition. See Note 7, Derivatives Contracts, for disclosures about offsetting derivative assets and liabilities.

Open forward currency contracts are stated at fair value which is based on pricing models that consider the time value of money and the current market and contractual prices of the underlying financial instruments. Forward currency contracts are stated at fair value using spot currency rates provided by Reuters and are adjusted for interest rates and other typical adjustment factors.

D.   Futures Contracts

The Corporation indirectly traded futures contracts through its investment in Core Markets. The Corporation presents the net unrealized gains and unrealized (losses) with its broker as net unrealized gain in the consolidated statement of financial condition. See Note 7, Derivatives Contracts, for disclosures about offsetting derivative assets and liabilities. Futures contracts are stated at fair value using the primary exchange's closing price.

E.   U.S. Government Securities

The Corporation both directly and indirectly, through its investment in Core Markets, trades U.S. government securities. Investments in U.S. Treasury notes are stated at fair value based on the midpoint of bid/ask quotations reported daily at 3pm EST by Bloomberg.

U.S. Treasury note transactions are recorded on the trade date.

F.   Investments in Sponsored Funds and Other Funds

The Corporation is the general partner, managing owner or managing member of various commodity pools and investment funds (collectively, sponsored funds) formed as limited partnerships, limited liability companies or trusts. As the sponsor, the Corporation has a fiduciary responsibility to the sponsored funds and potential liability beyond amounts recognized as an asset in the consolidated statement of financial condition. Except for Core Markets, the Corporation has not consolidated the assets and liabilities of these variable interest entities due to the Corporation not being the primary beneficiary. The maximum exposure to loss on these variable interest entities is the value of the related investments.

Investments in sponsored funds and certain other funds (collectively, funds) are reported in the Corporation's consolidated statement of financial condition at fair value. As a practical expedient, fair value ordinarily represents the Corporation's proportionate share of each fund's net asset value determined for each fund in accordance with such fund's valuation policies and reported at the time of the fund's valuation. Generally, the fair value of the Corporation's investment in another fund represents the amount that the Corporation could reasonably expect to receive from such fund if the Corporation's investment was redeemed at the date of the consolidated statement of financial condition, based on information reasonably available at the time the valuation is made and that the Corporation believes to be reliable.

Investments in other funds include investments in mutual funds that are investment companies registered under the Investment Company Act of 1940. Mutual funds are valued at the net asset value per share on the valuation date as reported by management of the mutual fund.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.   Foreign Currency Translation

The Corporation's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at quoted prices of such currencies at the date of the consolidated statement of financial condition.

H.   Revenue Recognition

On January 1, 2018, the Corporation adopted the guidance in ASC 606, *Revenue from Contracts with Customers* (ASC 606). Following the adoption of ASC 606, the Corporation's revenue recognition of its contracts with customers remains materially consistent with its historical practice. The Corporation's policies with respect to its various revenue streams are detailed below.

Management and other fees are received monthly and quarterly, and are recognized as revenue at a point in time which the services are provided and there are no future obligations or extended payment terms, in accordance with the related limited partnership agreement or other governing agreement. Management fee from sponsored funds is based on a fixed percentage of the sponsored funds' net asset value. Management fee from managed accounts are based on a fixed percentage of assets under management.

Incentive fees are earned from the funds at a point in time, usually annually, at which time the service is provided to the funds and there are no future performance obligations or extended payment terms.

Pro rata income allocations are earned from the funds at a point in time, usually monthly, based on a percentage of the net profits of the funds and there are no future performance obligations or extended payment terms.

I.   Income Taxes

The Corporation has elected S corporation status under the Internal Revenue Code, pursuant to which the Corporation does not pay U.S. Corporate tax on its taxable income. Instead, the stockholders are liable for individual income tax on their share of the Corporation's taxable income. The Corporation files U.S. federal and state tax returns. The Corporation is subject to income tax for certain states and New York City.

The Corporation provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

J.   Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the furniture and equipment, primarily five or seven years, utilizing accelerated methods. Leasehold improvements are stated at cost, net of accumulated amortization. The amortization of the leasehold improvements is charged to operations on a straight-line basis over the remaining term of the lease.

K.   Net Income Allocation

Net income is allocated and distributed to each stockholder on a pro rata basis, based on each stockholder's percentage of shares held.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

L.   Receivables and Credit Policies

Receivables are stated in the consolidated statement of financial condition at the amount due from the funds. The Corporation does not have payment terms with these funds as they are all related parties. See Note 3. Investments in Sponsored Funds and Other Funds for dollar amounts owed by certain related parties. The Corporation does not deem it likely that any of the receivables will become uncollectible due to the nature of the relationship, however management reviews the balances quarterly to ensure any receivables deemed uncollectible are written off. In the opinion of management, at December 31, 2019, all accounts were considered collectible and no allowance was necessary.

M.   Recently Issued Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) *Leases (Topic 842)*, which requires lessees to recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 for public entities with early adoption permitted. The Corporation adopted ASU 2016-02 in 2019. The adoption of ASU 2016-02 resulted in the initial recognition of lease assets and lease liabilities related to the Corporation's leasing arrangements totaling approximately $15 million in January 2019. The adoption of ASU 2016-02 had no impact on opening retained earnings on January 1, 2019 and is not expected to materially impact consolidated net income or cash flows on an ongoing basis.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13 (ASU 2018-13) *Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.* ASU 2018-13 modifies the disclosure requirements on fair value measurements pursuant to the *Fair Value Measurement* Topic of the Codification. ASU 2018-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Corporation is currently evaluating the impact of adopting ASU 2018-13 on its consolidated financial statements; however, no material impact on the Corporation's consolidated financial statements is anticipated.

Note 2.   DEPOSITS WITH BROKERS

The Corporation both directly and indirectly, through its investment in Core Markets, deposits funds with brokers, subject to CFTC regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of U.S. government securities and cash with such brokers. Accordingly, assets used to meet margin and other broker or regulatory requirements are partially restricted at certain times. The Corporation earns or pays interest on its assets deposited with, or borrowed from, the brokers. At December 31, 2019, deposits with brokers totaling $300,000 are included in Equity in Broker Trading Account on the statement of financial condition.

Note 3.   INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS

The Corporation has general partner interests, managing owner interests or managing member interests in sponsored funds. The Corporation's investments in such sponsored funds as of December 31, 2019, is as follows:

	Value at December 31, 2019	Investment Strategy	Redemption Provisions
Global Macro Trust	$ 4,230,810	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 10 days prior written notice[1]
Millburn Multi-Markets Fund L.P.	3,122,595	To achieve capital appreciation through investments in Millburn Multi-Markets Trading L.P. which engages in the speculative trading of futures and forward currency contracts to achieve capital appreciation.	Monthly with 15 days prior written notice
Nestor Partners	2,703,293	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 15 days prior written notice
Millburn MCo Partners L.P.	2,177,626	To achieve capital appreciation by allocating its capital among a number of independent investment advisors acting through investment funds and/or managed accounts.	Quarterly with 75 days prior written notice
Millburn Commodity EC Fund Ltd. [2]	-	To achieve capital appreciation through speculative trading of futures contracts.	Monthly with 15 days prior written notice
Apollo Fund	2,056,799	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly with 15 days prior written notice
Other investments in managed futures funds	1,423,027	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly
Other investments in fund of funds [3]	2,901,297	To achieve capital appreciation through investments in alternative funds, managed accounts and registered investment companies.	Quarterly with 75 days prior written notice
Total	$ 18,615,447		

[1]   The Corporation has currently agreed to maintain its investment at not less than 1% of the total outstanding capital contributions in Global Macro Trust but in no event shall the Corporation's investment be less than $500,000.
[2]   Millburn Commodity EC Fund Ltd. ceased trading and liquidated on December 31, 2019.
[3]   A fund of funds, also known as multi-manager investment, is a pooled investment fund that invests in other investment funds.

Note 3.   INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS (CONTINUED)

Summarized financial information for the more significant sponsored funds as of December 31, 2019, is as follows:

	Nestor Partners	Millburn MCo Partners L.P.	Global Macro Trust	Apollo Fund	Millburn Multi-Markets Trading L.P.	Millburn Commodity EC Fund Ltd
Assets	$ 160,896,066	$ 99,370,676	$ 165,391,932	$ 147,424,244	$ 654,283,010	$ 245,217,934
Liabilities	5,969,116	2,244,639	5,581,394	3,830,452	23,280,685	245,217,934
Net asset value	$ 154,926,950	$ 97,126,037	$ 159,810,538	$ 143,593,792	$ 631,002,325	$ 0

The combined net asset value of other sponsored funds as of December 31, 2019, is $322,027,231.

As the sponsor, the Corporation conducts and manages the respective businesses of the sponsored funds. The governing documents of the sponsored funds typically require the Corporation, as sponsor, to maintain a specified investment in the respective fund. Such minimum investments generally are 1% of either net assets, total assets or total net contributions or a minimum dollar amount (if greater). In addition, the governing documents for one of the sponsored funds require the Corporation to maintain a minimum net worth equal to an amount determined by the total net contributions made to the entity that the Corporation serves as the sponsor, not to exceed one million dollars. These requirements are defined in each of the respective governing documents of the sponsored funds and the Corporation is in compliance with all such requirements.

For managing the businesses of the sponsored funds, the Corporation earns management, incentive and other fees based on the terms of the respective governing documents of the sponsored funds. As of December 31, 2019, the Corporation had a receivable of $2,354,636 from the sponsored funds for such fees. The Corporation earns an incentive allocation from certain sponsored funds, which are generally based on 20% of the sponsored fund's trading profits, as specified in the governing documents of the sponsored funds.

The Corporation also receives administrative fees and reimbursements of certain costs from several of the sponsored funds according to the governing documents of the sponsored funds for direct and indirect expenses paid on their behalf by the Corporation. The Corporation records an expense when such amounts are incurred and records a receivable from the funds as income when the amounts are due from the sponsored funds. As of December 31, 2019, the Corporation had a receivable of $17,764 from the sponsored funds for such administrative expenses.

During 2019, the Corporation also invested in various other funds. At December 31, 2019, the value of such investments is $1,729,888.

The Corporation also has investments in registered investment companies for which it serves as the sub-adviser. Investments in registered investment companies can be redeemed on a daily basis.

Generally, all investments in other funds can be redeemed from the other funds on a monthly basis. In addition, these funds generally attempt to achieve capital appreciation through investing in stocks, futures contracts, forward currency contracts and interest rate instruments.

At December 31, 2019, the Corporation has no explicit unfunded commitments related to its investments in sponsored funds and other funds.

Note 4.   FAIR VALUE

Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Corporation recognizes transfers between fair value hierarchy levels at the beginning of the reporting period. During the year ended December 31, 2019, there were no transfers between fair value hierarchy levels.

The following summarizes the assets held directly by the Corporation accounted for at fair value at December 31, 2019 using the fair value hierarchy:

		December 31, 2019			
	Level 1	Level 2	Level 3	Practical Expedient [4]	Total
Assets					
U.S. Treasury notes	$ 1,102,244	$ -	$ -	$ -	$ 1,102,244
Short-term money market fund[2]	4,897,160	-	-	-	4,897,160
Investments in sponsored funds[1]	0	-	-	18,615,447	18,615,447
Investments in other funds	1,605,293	-	-	124,595	1,729,888
Total	$ 7,604,697	$ -	$ -	$ 18,740,042	$ 26,344,739

The following summarizes the assets and liabilities held indirectly by the Corporation through its investment in Core Markets accounted for at fair value at December 31, 2019, using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
U.S. Treasury notes	$ 2,408,053	$ -	$ -	$ 2,408,053
Short-term money market fund [2]	814,336	-	-	814,336
Total	$ 3,222,389	$ -	$ -	$ 3,222,389
Liabilities				
Forward currency contracts[3]	$ -	$ 23,213	$ -	$ 23,213

[1]   See Note 3 for the fair value of the more significant funds within this category.
[2]   Included in cash and cash equivalents on the consolidated statement of financial condition.
[3]   See Note 7 for additional information on fair value of derivatives, including break out of assets and liabilities.
[4]   In accordance with FASB ASC 820-10, the investments in sponsored funds and investments in other funds, that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, have not been classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition.

Note 5.   RELATED PARTY TRANSACTIONS

The Corporation has extensive transactions and relationships with affiliated companies. The Corporation pays fees to Millburn International (Europe) LLP (Europe) and Millburn Asia, LLC (Asia) for providing prospective investors and interested parties with information about the Corporation and its investment and trading strategy.

At December 31, 2019, the Corporation owes $814,063 to Europe for providing prospective investors and interested parties with information about the Corporation. The Corporation may reimburse or be reimbursed for certain costs by stockholders and affiliates or may refund stockholders for any excess non-resident tax withholding refunded to the Corporation. Such amount is included in due to affiliated company.

Note 6.   INVESTING ACTIVITIES AND RELATED RISKS

The Corporation's investments in sponsored funds and other funds are subject to the market and credit risks of futures contracts, options on futures contracts, forward currency contracts and other financial instruments traded by the funds (collectively, derivatives). Additionally, the sponsored funds and other funds invest in stocks and United States government securities. The Corporation also invests in United States government securities. As such, the Corporation is exposed, directly and indirectly to the extent of its investments in sponsored funds and other funds, to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. The Corporation is subject to the risk of loss to the extent of the fair value of its investments in sponsored funds and other funds and, in certain specific circumstances, distributions, dividends and redemptions received.

For derivatives, risks arise from changes in the fair value of the contracts. Theoretically, the Corporation is exposed, indirectly to the extent of its investments in other funds, to a market risk equal to the notional contract value of futures, forward currency and other derivative contracts purchased and liability on such contracts sold short. In addition, since forward currency contracts are traded in unregulated markets between principals, the Corporation, directly and indirectly to the extent of its investments in Core Markets, sponsored funds and other funds, also assumes the risk of loss from counterparty non-performance.

In addition, the Corporation, through its investments in sponsored funds and other funds, is indirectly exposed to the extent of its investments in other funds, to various trading activities including investments in stocks that are typically traded on an exchange or in the over-the-counter market. The sponsored funds and other funds also sell stock not owned at the time of sale (a short sale). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in stock values. Theoretically, short sales expose the sponsored funds and other funds to potentially unlimited liability as the sponsored funds' and other funds' ultimate obligation to purchase a stock sold short may exceed the amount recorded.

The Corporation, through its investments in sponsored funds and other funds as well as its investment in Core Markets, is indirectly exposed to the extent of its investments, to U.S. government securities. Risks arise from investments in U.S. government securities due to possible illiquidity and the potential for default by the issuer. U.S. government securities are also particularly sensitive to changes in interest rates, economic conditions and conditions specific to the issuer.

Lastly, the Corporation, through its investments in sponsored funds and other funds, invests in certain fund of funds. The Corporation's investments in fund of funds are subject to the market and credit risk of securities and financial instruments held or sold short by these entities.

Note 6.   INVESTING ACTIVITIES AND RELATED RISKS (CONTINUED)

The Corporation has established procedures to actively monitor market risk and minimize credit risk of its own investing activities, as well as the trading and investing activities of the sponsored funds and other funds. There can be no assurance that the Company will, in fact, succeed in doing so.

The Corporation maintains its cash and cash equivalents at financial institutions. Balances on deposit at such financial institutions are frequently in excess of available federal deposit insurance. In the event of a financial institution's insolvency, recovery of the Corporation's assets on deposit may be limited to available federal deposit insurance or other protection afforded such deposits.

Additionally, the Corporation, in its capacity as general partner, managing owner or managing member of the sponsored funds, is subject to certain additional risks of loss and liability for the activities of the sponsored funds.

Note 7.   DERIVATIVES

The Corporation's market risk related to its derivatives trading indirectly through its investment in Core Markets, was influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, weather, supply and demand of commodities, the market value of futures and forward currency contracts, the diversification effects among Core Markets' open contracts and the liquidity of the markets in which it traded.

Core Markets engaged in the speculative trading of futures and forward currency contracts. Core Markets traded futures contracts on interest rates, commodities, currencies, metals, energies and stock indices. The following was the primary trading risk exposures of Core Markets at December 31, 2019:

Currencies. Exchange rate risk is a principal market exposure of Core Markets. Core Markets' currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies. The fluctuations are influenced by interest rate changes as well as political and general economic conditions.

The *Derivatives and Hedging* topic of the Codification requires entities to recognize in the consolidated statement of financial condition all derivative contracts as assets or liabilities. For derivatives traded by Core Markets, fair value of futures and forward currency contracts in an asset position at each applicable broker are recorded in the consolidated statement of financial condition as "Net unrealized gain on open futures contracts" and "Net unrealized gain on open forward currency contracts", as applicable.

The following table presents the fair value of open futures and forward currency contracts, held long or sold short, by Core Markets at December 31, 2019. The fair value of derivative contracts is presented on a gross basis even though the contracts are subject to agreements similar to master netting agreements and qualify for net presentation in the consolidated statement of financial condition.

	Fair Value – Long Positions		Fair Value – Short Positions		Net Unrealized Gain (Loss)
	Assets	Liabilities	Assets	Liabilities	Open Contracts
Forward currency contracts	$ 100,840	$ (2,061)	$ 3,688	$ (125,680)	$ (23,213)

Note 7.   DERIVATIVES (CONTINUED)

Core Markets is required to disclose gross information and net information about instruments and transactions eligible for offset in the consolidated statement of financial condition and instruments and transactions subject to an arrangement similar to a master netting agreement. The following table represents gross amounts of assets and liabilities which qualify for offset as presented in the consolidated statement of financial condition at December 31, 2019:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Forward currency contracts			
Counterparty K	$ 104,528	$ (127,741)	$ (23,213)

The cash and other property (for example, U.S. Treasury notes) held by each counterparty at December 31, 2019, exceeds the net derivatives liability, if any, at such counterparty.

Note 8.   LEASE COMMITMENTS

The Corporation adopted Topic 842 on January 1, 2019 and recognized leases with duration greater than 12 months on the balance sheet. The Corporation determines at contract inception, if an arrangement contains a lease based on whether the Corporation obtains the right to control the use of specifically identifiable property for a period of time in exchange for consideration. The Corporation recorded the related Operating lease – right of use assets and liabilities at the present value of lease payments over the term. The Corporation estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Corporation's leases do not provide an implicit rate of return. The rates used were 5.66% and 7.50%. Lease expense is recognized on a straight-line basis over the lease term.

The Corporation's noncancelable lease for office space in New York, New York expires on June 30, 2029. The future minimum lease payments under this noncancelable lease are as follows:

2020	$ 2,004,547
2021	2,004,547
2022	2,004,547
2023	2,004,547
2024	2,072,116
Thereafter	9,628,582
	$ 19,718,886

The Corporation's lease for office space in Rye Brook, New York expires on February 29, 2024. The future minimum lease payments under this noncancelable lease are as follows:

2020	$ 98,786
2021	101,575
2022	104,364
2023	107,154
2024	26,963
	$ 438,842

Note 9.   COMMITMENTS AND CONTINGENCIES

The Corporation has an unconditional irrevocable standby letter of credit with First Republic Bank which serves as the security deposit for the Corporation's New York City office. Advances under the letter of credit are limited to $1,000,000. The letter of credit will expire May 16, 2020; however, it automatically renews through September 28, 2029, unless written notice is received 60 days prior to the renewal date. Borrowings under the letter of credit are secured by investments in United States government securities held in First Republic Brokerage account. The Corporation did not have any draw downs under the letter of credit during 2019 and does not have an outstanding balance as of December 31, 2019.

Note 10.   INDEMNIFICATIONS

In the normal course of business, the Corporation enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of any future obligation under these indemnifications to be remote.

Note 11.   EMPLOYEE BENEFIT PLAN

The Corporation sponsors a 401(k) profit sharing and savings plan (the Plan) for the benefit of its employees. The Corporation is the Plan administrator of the Plan. Under the terms of the Plan, employees may elect to defer a portion of their compensation and the Corporation may make discretionary contributions to the Plan on behalf of its participants.

Note 12.   NET CAPITAL REQUIREMENT

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Corporation has a net capital of $4,034,526, which was $3,268,690 in excess of its required net capital of $765,836. The Corporation had aggregate indebtedness of $11,487,531 at December 31, 2019.

Note 13.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.   Significant components of the Corporation's deferred tax assets and liabilities are as follows:

Deferred tax asset:	
Accounts payable and accrued expenses	$ 63,050
Due to affiliated company	5,764
Operating lease – right of use	7,027
Deferred tax liability:	
Furniture and equipment, net	(11,670)
Management, incentive and fees receivable	(36,367)
Deferred income taxes, net	$ 27,804

Note 14.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consisted of the following:

Furniture and fixtures	$ 1,412,178
Equipment	1,313,459
Office art	218,275
Leasehold improvements	214,796
Software	8,764
Total Furniture and equipment	3,167,472
Less: Accumulated depreciation	(1,065,442)
Furniture, equipment and leasehold improvements, net	$ 2,102,030

Note 15.   SUBSEQUENT EVENTS

During the period January 1, 2020 to March 26, 2020, the date the financial statements were issued, the Corporation made distributions to the stockholders totaling $11,905,548.

In early 2020, an outbreak of a novel strain of coronavirus (SARS-CoV-2) causing the disease COVID-19 emerged globally. As a result, there have been mandates from federal, state and local authorities resulting in an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Corporation is not reasonably estimable at this time.

There were no further subsequent events that require disclosure.